August 30, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention:    Anuja A. Majmudar

Re:    Blueknight Energy Partners, L.P.
Preliminary Information Statement on Schedule 14C
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Form 8-K Filed July 20, 2016

Dear Ms. Majmudar:
This letter sets forth the responses of Blueknight Energy Partners, L.P. (the “Partnership”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 24, 2016 (the “Comment Letter”) with respect to the above-referenced filings of the Partnership. The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Partnership’s response.

Preliminary Information Statement on Schedule 14C
Issuance of Additional Series A Preferred Units
Background

1.	Indicate why it was necessary to refer the Contribution Agreement to the conflicts committee.

The Partnership has included the requested disclosure under the caption “Issuance of Additional Series A Preferred Units¯Background” in Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).
Contribution Agreement

2.	Explain how the repurchase price was determined.

The Partnership has included the requested disclosure under the caption “Issuance of Additional Series A Preferred Units¯Contribution Agreement” in the Amended Schedule 14C.

3.	Indicate whether the Contribution Agreement or the Series A Repurchase will have any impact upon the Partnership’s contracts with Vitol or EAH.

The Partnership has included the requested disclosure under the caption “Issuance of Additional Series A Preferred Units¯Contribution Agreement” in the Amended Schedule 14C.
Effect of the Issuance

4.
We note disclosure that the Issuance will result in “dilution of the interests of the other Series A Preferred Unitholders.” Please discuss the specific amount of dilution that will occur in connection with the transactions contemplated by the Contribution Agreement.

The Partnership has included the requested disclosure under the caption “Issuance of Additional Series A Preferred Units¯Effects of Issuance” in the Amended Schedule 14C.
Security Ownership of Certain Beneficial Owners and Management

5.
Please disclose the natural person or persons who have ultimate voting or investment control over the Preferred Units held by Blueknight Energy Holding, Inc. and CB-Blueknight, LLC. See Instruction 2 to Item 403 of Regulation S-K.

There are no natural persons who have ultimate voting or investment control over the Series A Preferred Units held by CB-Blueknight, LLC (“CBBK”). CBBK is indirectly owned by funds affiliated with Charlesbank Capital Partners, LLC, which is the investment adviser to such investment funds. The board of directors of Blueknight Energy Holding, Inc. (“BEH”) has voting and investment power over the Series A Preferred Units held by BEH. The board of directors of BEH consists of Miguel A. Loya and Richard J. Evans, who may be deemed to have voting and investment power over the Series A Preferred Units held by BEH as a result of their position on the board (although neither of whom has voting or investment power over the Series A Preferred Units held by BEH in their respective individual capacity). In response to the Staff’s comment, we have revised the footnotes to the beneficial ownership table under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Amended Schedule 14C.
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Notes to Unaudited Condensed Consolidated Financial Statements
Note 5. Property, Plant and Equipment, page 7.

6.
We note you recorded asset impairment expense of $22.8 million in the six months ended June 30, 2016. This is primarily due to an impairment recognized on the Knight Warrior pipeline project, which is being canceled due to continued low rig counts in the Eaglebine/Woodbine area coupled with lower production volumes, competing projects and the overall impact of the decreased market price of crude oil. Revise your disclosure to indicate the method or assumptions you used in determining the fair values of the impaired assets and disclose the remaining carrying values of these assets. Refer to ASC 360-10-50.

As noted in Note 3 to the Partnership’s audited financial statements included in the Partnership’s Annual Report on Form 10-K filed on March 9, 2016, it is the Partnership’s accounting policy that long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value. As disclosed in the Partnership’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016, the Knight Warrior pipeline project was canceled due to continued low rig counts in the Eaglebine/Woodbine area coupled with lower production volumes, competing projects and the overall impact of the decreased market price of crude oil. Consequently, one of the two shipper commitments related to the project, which is a transportation agreement with Eaglebine Crude Oil Marketing LLC, which is 50% owned by Vitol (who also owns 50% of the Partnership’s general partner), has been canceled. The other shipper commitment had an expiration date of July 19, 2016. In connection with the cancellation of the shipper commitments, the Partnership evaluated the Knight Warrior project for impairment, noting that no future cash flows are expected from this project and recognized an impairment expense of $22.6 million during the three months ended June 30, 2016, which represents the totality of accumulated costs associated with the Knight Warrior project other than the following items. Storage tank steel and other, miscellaneous inventory originally associated with the Knight Warrior project with a carrying value of approximately $3.5 million has been transferred to inventory, and the Partnership currently expects to fully recover the remaining carrying value of these assets that are no longer associated with the Knight Warrior project. The Partnership will revise its disclosure in future filings to indicate the method or assumptions used in determining the fair values of the impaired assets and disclose the remaining carrying values of these assets.
Form 8-K filed July 20, 2016
EX-99.1

7.
Disclosure in your filing states that on July 19, 2016, you entered into a contribution agreement with Ergon Asphalt & Emulsions, Inc. and its affiliates. Under the terms of the contribution agreement, you will acquire $22.1 million in cash and 100% of the equity interest in Blueknight Teminalling, L.L.C, which as of the closing of the transactions contemplated by the contribution agreement, will own certain asphalt terminals, storage tanks and related real property, contracts, permits, assets and other interests. Please tell us how you considered the guidance per Rule 3-05 and Article 11 of Regulation S-X with regard to acquisitions.

The Partnership plans to acquire nine asphalt terminals (the “Asphalt Terminals”) from Ergon, Inc. (“Ergon”) for approximately $100 million (the “Asphalt Terminal Transaction”). Ergon is a multi-faceted, non-public company engaged in the production, marketing and distribution of asphalt and asphalt specialty products as well as the refining and marketing of crude oil and refined products, transportation operations (barge, trucking and rail), exploration and production of natural gas and crude oil, and real estate (acquisition, development and brokering of retail, commercial and industrial properties).  Ergon owns assets and conducts business throughout the United States and internationally.

Rule 3-05 of Regulation S-X (“Rule 3-05”) requires audited financial statements to be filed for a significant business that has been acquired or for an acquisition that is probable.  In deciding whether the provisions of Rule 3-05 apply, the Partnership first determined, in accordance with guidance set forth in Rule 11-01 of Regulation S-X (“Rule 11-01”), whether the Asphalt Terminals are a “business” rather than just a collection assets and liabilities.  A business, for the purpose of Rule 3-05, is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations.  Rule 11-01(d) indicates that sufficient continuity of operations after the acquisition is a key factor in the determination of whether the acquisition is a business.

Ergon’s Asphalt Terminals consist of approximately two million barrels of asphalt, emulsions and related chemicals capacity, which have been principally used to supply Ergon asphalt and emulsion customers in the South East and South Central U.S. market.

The Partnership plans to acquire all of the assets and operations of the Asphalt Terminals except for those assets that are proprietary to Ergon, which will be retained. Those assets that will not be acquired include various IT related systems, various pieces of intellectual property, security and safety plans and all corporate assets that are related to the Ergon supply, marketing and distribution business. While the Partnership will enter into an operating agreement with Ergon in the Asphalt Terminal Transaction, it is not acquiring any of the necessary functions to manage and support the Asphalt Terminals as a stand-alone, integrated marketing and distribution business.

The Asphalt Terminals serve as a supply point in the distribution of asphalt by Ergon to local communities surrounding the Asphalt Terminals. The Asphalt Terminals receive asphalt at the terminals via truck, rail and/or barge unloading facilities. Unlike Ergon, who uses the Asphalt Terminals as a part of its proprietary integrated supply, marketing and distribution network, the Partnership will neither supply nor distribute asphalt products from the facilities for its own account. The Partnership’s long-term strategic objective is to build-out an integrated network of independently-managed and operated terminals to provide fee-based storage and terminalling services to Ergon and third party customers. Given this strategy, at the closing of the Asphalt Terminal Transaction, Ergon will enter into a long-term terminalling operating agreement with the Partnership to ensure continuity of service to its whole-sale supply and distribution network.

Differences in Operation of Asphalt Terminals after the Asphalt Terminals Acquisition

There are substantial differences in the way the Partnership will operate the Asphalt Terminals subsequent to the Asphalt Terminals Transaction.  As discussed in detail below, the nature of revenue-producing activity differs significantly post-Asphalt Terminals Transaction, and several of the attributes specified in Rule 11-01(d)(2) did not remain with the Asphalt Terminals post-Ergon ownership.

Nature of revenue-producing activity; customer base

Prior to the acquisition, Ergon uses the Asphalt Terminals primarily as part of its integrated network of supply and distribution assets to support its own asphalt products production, marketing, distribution and supply network.  The majority of sales were recorded as asphalt product sales at the parent with only de minimis corresponding intercompany revenue to account for the terminalling activity at the Asphalt Terminals. Ergon did not account for any intercompany revenues related to the storage, terminalling and throughput activities at five of the nine terminals, only recorded intercompany revenues for storage, terminalling and throughput activities for four of the nine terminals and did so at de minimis, below market rates. Substantially all revenues generated by Ergon were related to the sale of asphalt products and not related to the actual storage, terminalling and throughput activities.  The nine terminals acquired are all of a similar nature.  The de minimis intercompany charge was established to cover operating costs of the terminal operating subsidiary, and it was primarily viewed as a cost center as opposed to a profit center in which market rates would have been charged.

In contrast, the Partnership will operate the Asphalt Terminals as a stand-alone business that provides storage, terminalling and throughput services to Ergon (and potentially third party customers) under arms-length, market-based commercial contracts. The Partnership will not market the sale of asphalt and will not operate in the supply or distribution business and its customers will manage their own supply needs. Ergon will enter into an operating agreement with the Partnership to ensure it will continue to have access to the terminal assets supporting its integrated production, marketing, distribution and supply business that previously was provided through its intercompany relationships.

As a result of the differences between Ergon and the Partnership’s business model (i.e. production, marketing and distribution versus storage, terminal and throughput operating; transfer pricing versus market-based commercial terms; and corporate expense allocations versus direct operating expenses), historical financial information for the Asphalt Terminals would not provide a meaningful basis for an understanding of the Partnership’s financial statements for the Asphalt Terminals post-acquisition. In particular, there is insufficient continuity in the nature of the revenue generated post-acquisition. Accordingly, in evaluating its purchase of the Asphalt Terminals assets, the Partnership relied on its existing operating expertise (the Partnership owns 45 additional asphalt terminals) to determine the profitability and costs of operating the Asphalt Terminals as a stand-alone business rather than on the Asphalt Terminals historical financial information which was based on its use as an asset supporting its integrated supply and distribution network.  It should also be noted that stand-alone historical financial statements for Ergon’s asphalt storage, terminalling and throughput business do not exist as Ergon does not operate this component of its asphalt marketing and distribution business as a separate business unit.  Additionally, for five of the nine terminals to be acquired, there is no historical internal Ergon intercompany arrangements in place related to the storage and terminalling business in existence that could be used to create historical financial statements of the acquired terminal assets, and the other four facilities being acquired had a generic, off-market internal cost assigned to the storage and terminalling portion of the business.

While the Commission has made it clear that the key to a "business" determination for purposes of Regulation S-X is whether the nature of the revenue-producing activity remains the same post-acquisition, the overarching point of this determination is whether "disclosure of prior financial information is material to an understanding of future operations." The Partnership believes that post-Asphalt Terminals Acquisition financial information will provide investors with the most relevant, material information about the Partnership’s business and anticipated financial performance and that pre-Asphalt Terminals Acquisition financial information is not necessary and would not be beneficial to an understanding of the future operations of the Asphalt Terminals.

Other Factors

Physical Facilities. The Partnership will acquire all of the necessary real and personal property assets in the Asphalt Terminal Transaction required to operate the Asphalt Terminals.  The Partnership will not acquire any of Ergon's other terminal facilities or Ergon’s assets in other lines of business in the U.S. and abroad.

Employee Base; Sales Force. As part of the acquisition, the Partnership and Ergon will execute a seven year secondment agreement under which the Partnership will utilize Ergon’s existing on-site personnel who are responsible for the day-to-day operations of the facilities. Ergon will retain its marketing sales force, and all other support staff due to their importance within Ergon’s supply, marketing and distribution network. The Partnership will not hire any Ergon employees.  All support functions and associated personnel that are provided by the Ergon corporate office as part of their integrated supply, marketing and distribution network including product supply, product distribution, terminal engineering, project management, accounting, financial reporting and all environmental related activities are not directly associated with the Asphalt Terminals and therefore, are not part of the Asphalt Terminal Transaction. Therefore, the Partnership will be required to replace all oversight activities previously provided by Ergon at the Asphalt Terminals with Partnership personnel including EH&S, accounting, engineering and business development.

Customer Base. Ergon maintains its customer base (primarily end-users of asphalt products in the paving industry comprised of contractors and municipalities).  The Partnership, in accordance with its strategy, will provide fee-based storage, terminalling and throughput operating services to Ergon and potentially other marketers and distributors of asphalt products.

Production Techniques. The Partnership will not acquire the licenses of any of Ergon’s specialty asphalt products.  To the extent Ergon requests the manufacture of specialty asphalt products, the Partnership will do so at the direction of Ergon to its specifications based on its manufacturing instructions.

Trade Names. The Partnership will not acquire the trade names and trademarks of Ergon. The Partnership’s business model is to provide independent fee-based storage, terminalling and throughput services and the Ergon trade names and associated trademarks are representative of a supply, marketing and distribution model that the Partnership will not provide.

Terminal Operations; Market Distribution. The Partnership will acquire all of the assets of the Asphalt Terminals to operate the Asphalt Terminals post-closing and to continue to provide fee-based storage, terminalling and throughput services to Ergon and potentially new customers on a go-forward basis.  Ergon will retain the asphalt distribution and marketing system. However, given the similarities in managing and operating asphalt terminals (rail receipts / truck deliveries) many of the “industry standard” operating procedures will not change as a result of a change in ownership of the Asphalt Terminals because they are common practice in the fee-based storage, terminalling and throughput business.

Overall, the aforementioned factors outline how the Partnership will utilize the asphalt terminals upon acquisition and the nature of the prospective business, relative to the Ergon’s historical business. Operationally, the asphalt terminals’ prospective operation will not differ significantly compared to their pre-acquisition operations.

Conclusion

The Partnership’s management notes that operationally the business related to the nine acquired terminals is not changing from a standpoint that the terminals will continue to physically operate as they had prior to the acquisition; however, historically, Ergon provided an integrated marketing and supply service for its customers and, subsequently, the Partnership will provide only storage, terminalling and throughput services.  Also, the contractual relationships and arrangements will change, as the Partnership will bill Ergon, and other third parties, if any, for its storage, terminalling and throughput services provided, as opposed to Ergon either not providing intercompany billing for these services or doing so at an off-market rate as noted previously.  Furthermore, even if complete historical financial information was available, which it is not for five of the nine terminals being acquired, the Partnership’s management does not believe any historical financial information would be useful to a user of the Partnership’s financial statements as the historical information for the nine terminals includes revenue and operating margins related to the asphalt supply and marketing business, and the historical information for four of the nine terminals is based on intercompany rates charged by Ergon that are off-market as noted above and not representative of the business’ expected future results.  Further, prospectively, the contractual relationships have changed, as noted above, whereby the Partnership will be charging market-based rates for storage, terminalling and throughput services provided at all nine of the acquired asphalt terminals.

In summary, the terminalling business' historical financial information, to the extent it exists, is not representative of the storage, terminalling and throughput business' actual historical financial performance, or what the business' future financial performance will be.  As a result, the Partnership’s management concluded that separate historical financial statements pursuant to Rule 3-05 of Regulation S-X will not provide meaningful information to investors and will not be included, and, for the same reasons noted above, no Article 11 acquisition pro forma financial statements will be prepared.

* * *

In response to the closing comments of the Staff’s comment letter, the Partnership has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with its response to the Staff’s comments, that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at 214.953.6634.

Very truly yours,

/s/ Douglass M. Rayburn
Douglass M. Rayburn

cc:	Mark Hurley
Alex G. Stallings
Blueknight Energy Partners, L.P.